

December 5, 2013

Via E-mail
Alf Ragnar Løvdal
Chief Executive Officer
North Atlantic Drilling Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08 Bermuda

> **Re:** **North Atlantic Drilling Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 8, 2013**
> **File No. 333-185394**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 8, 2013**
> **File No. 333-185395**

Dear Mr. Løvdal:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendments No. 1 to Form F-1 and Form F-4 filed November 8, 2013

General

1. As appropriate, please make corresponding changes to both documents.

Management, page 111 {Form F-1/A1}

2.   We note the revisions you have made to this section, such as the addition of three new individuals, including Mr. Fredriksen. Pursuant to Item 401(d) of Regulation S-K, please disclose the family relationship between Mr. and Mrs. Fredriksen, if any. In that connection, we note that his daughter Kathrine serves with him as a director of Seadrill Limited. Also, please revise the sketches as necessary to cover the entire five-year period in each case, as Item 401(e) of Regulation S-K requires.

Exhibits

Legality Opinions

3.   Notwithstanding your response to prior comment 7 from our letter to you dated December 20, 2012, reference to your lists of exhibits and to the actual EDGAR filings reveals that you have not filed the revised legality opinions as Exhibit 5.1 with either of your registration statements. Please file those opinions with your next amendments.

Tax Opinions

4.   The opinions you filed as Exhibit 8.1 will need to be executed and re-filed once finalized. Also, notwithstanding the representation in your response to prior comment 5, you have not filed the opinion of MJM Limited as an exhibit. Please file the opinion with the amended registration statement. Refer to See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section III.A.2., n.40, which is available at *http://sec.gov/interps/legal/cfslb19.htm#sdfootnote40anc* .

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Delaney at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Gary J. Wolfe
        Seward & Kissel LLP